Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS POSITIVE PRELIMINARY DATA FROM PROOF-OF-CONCEPT STUDY FOR ASLAN004 TARGETING ATOPIC DERMATITIS

•	ASLAN004 demonstrates early signs of efficacy in the low dose cohort of multiple ascending dose study

•	3 patients completed 1 month of dosing and achieved average reduction in EASI score of 71%. Maximal efficacy expected at 6 to 8 weeks.

Singapore, 2 December 2019– ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today announced positive preliminary data from the lowest dose cohort of its ongoing multiple ascending dose (MAD) study of ASLAN004 for the treatment of moderate-to-severe atopic dermatitis (AD). ASLAN004 is a first-in-class fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signalling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of AD, such as redness and itching of the skin.

The first patient was enrolled into the double blind study at Changi General Hospital in Singapore on 22 October 2019. As of 29 November 2019, 6 patients had been treated in the lowest dose cohort (200mg), and 3 have completed at least one month of dosing. In a review of unclean blinded data, the Eczema Area and Severity Index (EASI) scores of the 3 patients were reduced by 85%, 70% and 59% from baseline and the EASI score continued to fall at 4 weeks with maximal efficacy expected at 6 to 8 weeks. ASLAN004 was well-tolerated and, to date, there have been no serious adverse events or treatment discontinuations. Corresponding changes were seen in other measures of efficacy. The data monitoring committee (DMC) will meet in late December, after which the second dose cohort is expected to open.

The randomised, double-blind, placebo-controlled MAD study will evaluate 3 doses of ASLAN004 (between 200mg and 600mg) delivered subcutaneously and will be followed by an expansion cohort at the most efficacious dose. Each dose cohort will contain up to 6 patients on ASLAN004 and 2 patients on placebo, and the expansion cohort will contain 12 patients on ASLAN004 and 6 patients on placebo. Patients are dosed weekly for 8 weeks to determine safety and the maximal efficacy of ASLAN004. The study will recruit up to 50 moderate-to-severe atopic dermatitis patients and study completion is expected in the second half of 2020, with interim results expected in early 2020.

Dr Mark McHale, Head of R&D, ASLAN Pharmaceuticals, said: “We are pleased to report encouraging preliminary data from this study of ASLAN004. Whilst the data remains early, we had not anticipated to observe such pronounced improvements in patients enrolled into the lowest dose cohort. We look forward to the second dose cohort opening following the DMC meeting in December and further interim data in early 2020.”

Atopic dermatitis is the most common dermatological disease, affecting over 200 million patients worldwide, characterized by red inflamed skin and severe daytime and night-time itching, which can severely impact patients’ quality of life. Up to one-third of adult atopic dermatitis patients are considered moderate to severe, for which currently available therapeutics are limited and management is challenging in the majority of cases.

Ends

Media contact

Emma Thompson Spurwing Communications Tel: +65 6571 2021 Email: ASLAN@spurwingcomms.com

About ASLAN004

ASLAN004 is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit (IL-13Rα1) with potential to be a best-in-class therapy. By targeting IL-13Rα1, ASLAN004 potently inhibits signalling of the cytokines interleukin 4 (IL-4) and interleukin 13 (IL-13). IL-4 and IL-13 are central to triggering symptoms of allergy in atopic dermatitis, such as redness, drying and excessive itching of the skin. In allergic asthma these cytokines trigger symptoms such as fibrosis, weakening of tight junctions, vascular leakage, shortness of breath, exacerbations of disease, wheezing and coughing.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting diseases that are either more prevalent in Asia, where the availability of suitable patients is greater or there are fewer competing studies. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has a clinical portfolio comprised of one monoclonal antibody therapy targeting inflammatory disease and two small molecule inhibitors targeting oncology. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the “Company”). These forward-looking statements may include, but are not limited to, statements regarding the timing, scope, progress and outcome of the Company’s on-going clinical studies, the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. These forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the US Securities and Exchange Commission on April 29, 2019.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.